VRONA & VAN SCHUYLER CPAS, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

WENDCHARLES II, LLC

FINANCIAL STATEMENTS—INCOME TAX BASIS

DECEMBER 28, 2014 and DECEMBER 29, 2013

VRONA & VAN SCHUYLER CPAS, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

ADMIN@VRONAVANSCHUYLERCPA.COM

WWW.VRONAVANSCHUYLERCPA.COM

TEL: 516-670-9479    FAX: 516-670-9477

240 LONG BEACH ROAD ISLAND PARK, NY 11558-1541	232 MADISON AVE., 3RD FL NEW YORK, NY 10016-2901

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Members

Wendcharles II, LLC

27 Central Avenue

Cortland, New York

We have reviewed the accompanying statements of assets, liabilities and members’ capital-income tax basis of Wendcharles II, LLC as of December 28, 2014 and December 29, 2013 and the related statements of revenues and expenses-income tax basis, changes in members’ capital (deficit)-income tax basis and cash flows-income tax basis for the years then ended. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the income tax basis of accounting and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with the income tax basis of accounting, as described in Note 1.

CERTIFIED PUBLIC ACCOUNTANTS

January 30, 2015

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles II, LLC

Statements of Assets, Liabilities and Members’ Capital (Deficit)—Income Tax Basis

December 28, 2014 and December 29, 2013

	2014	2013
ASSETS
Current assets:
Cash (Note 1I)	$930,804	$664,589
Inventories—(Note 1C)	68,286	67,975
Prepaid expenses and other current assets	0	12,692

Total current assets	999,090	745,256

Property and equipment—(Notes 1D and 2)	936,819	822,347

Other assets:
Goodwill, net of accumulated amortization of $654,318 in 2014 and $530,617 in 2013—(Note 1E)	1,201,197	1,324,898
Deposits	6,075	12,160

Total other assets	1,207,272	1,337,058

TOTAL ASSETS	$3,143,181	$2,904,661

LIABILITIES AND MEMBERS’ CAPITAL (DEFICIT)
Current liabilities:
Current maturities of long-term debt—(Note 3)	$67,085	$116,686
Accounts payable, accrued expenses and taxes payable	869,140	788,274

Total current liabilities	936,225	904,960
Long-term debt, less current maturities—(Note 3)	485,166	586,765

Total liabilities	1,421,391	1,491,725
Commitments and contingencies—(Notes 3, 4, 5, 6 and 7)	—	—
Members’ capital (deficit)—(Notes 1A, 5 and 6B)	1,721,790	1,412,936

TOTAL LIABILITIES AND MEMBERS’ CAPITAL (DEFICIT)	$3,143,181	$2,904,661

See independent accountants’ review report and notes to the financial statements.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles II, LLC

Statements of Revenues and Expenses—Income Tax Basis

For the Years Ended December 28, 2014 and December 29, 2013

	2014	2013
Sales—net	$12,534,562	$11,343,824
Cost of sales—net	3,801,897	3,398,564

Gross profit	8,732,665	7,945,260

Labor expenses	3,536,837	3,325,730
Store operating and occupancy expenses	2,306,030	2,163,322
General and administrative expenses	573,813	568,320
Advertising expenses—(Note 4A)	600,619	553,192
Royalty expense—(Note 4A)	501,378	453,752
Depreciation and amortization—(Notes 1D, 1E and 1F)	511,231	501,894
Interest expense—(Note 3)	75,801	58,147

Total operating expenses	8,105,709	7,624,357

Operating income (loss)	626,956	320,903
Gain/(loss) on sale/(disposal) of assets	(36,120)	(68,592)
Workers’ Compensation Refund	0	170,000
Other income	14,458	24,369

Excess (deficiency) of revenues over expenses—(Note 1G)	$605,294	$446,680

See independent accountants’ review report and notes to the financial statements.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles II, LLC

Statements of Changes in Members’ Capital (Deficit)—Income Tax Basis

For the Years Ended December 28, 2014 and December 29, 2013

Members’ capital, December 30, 2012	$(195,954)
Excess of revenues (deficit) over expenses for the period ended December 29, 2013	446,680
Distributions paid to members	(294,490)
Purchase of members’ interest	(5,300)
Capital contribution from members	1,462,000

Members’ capital, December 29, 2013	1,412,936
Excess of revenues (deficit) over expenses for the period ended December 28, 2014	605,294
Distributions paid to members	(293,940)
Purchase of members’ interest	(2,500)

Members’ capital, December 28, 2014	$1,721,790

See independent accountants’ review report and notes to the financial statements.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles II, LLC

Statements of Cash Flows—Income Tax Basis

For the Years Ended December 28, 2014 and December 29, 2013

	2014	2013
Cash flows from operating activities:
Excess (deficiency) of revenues over expenses	$605,294	$446,680

Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	511,231	501,894
(Gain)/loss on (sale)/disposal of assets	36,120	68,592
Increase (decrease) in cash attributed to changes in assets and liabilities:
Decrease (increase) in inventories	(311)	(1,935)
Decrease (increase) in prepaid expenses and other current assets	12,692	(10,040)
Increase (decrease) in accounts payable, accrued expenses and taxes	80,866	103,839

Total adjustments	640,598	662,350

Net cash provided by operating activities	1,245,892	1,109,030

Cash flows from investing activities:
Capital expenditures, tangible and intangible assets	(538,122)	(1,070,192)
Deposits (paid) returned	6,085	3,000

Net cash provided by (used in) investing activities	(532,037)	(1,067,192)

Cash flows from financing activities:
Repayments of note payable	(418,920)	(1,391,154)
Members’ distributions	(293,940)	(294,490)
Redemption of member’s interest	(2,500)	(5,300)
Proceeds from loan	267,720	400,000
Capital contributions	0	1,462,000

Net cash provided by (used in) financing activities	(447,640)	171,056

Net increase (decrease) in cash	266,215	212,894
Cash, beginning of period	664,589	451,695

Cash, end of period	$930,804	$664,589

Supplemental Information:
Interest paid during the year	$77,214	$57,402

See independent accountants’ review report and notes to the financial statements.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles II, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 1—Summary of Significant Accounting Policies

(A)	The Company:

Wendcharles II, LLC was formed on June 24, 2008 pursuant to the South Carolina Code of Laws to acquire, own and operate six existing Wendy’s Old Fashioned Hamburger Restaurants in the Charleston, South Carolina metropolitan area. As part of the same overall transaction, another South Carolina limited liability company, Wendcharles I, LLC, affiliated with the Company by certain common management and ownership interests, acquired eleven other existing Wendy’s Old Fashioned Hamburger Restaurants in and proximate to North Charleston. The restaurants were all acquired from one unrelated seller for an aggregate purchase price of $5,760,000, less net adjustments to the Company of approximately $14,000. The Company’s recorded goodwill in the amount of approximately $4,060,000. The purchase price was financed principally by a $3,500,000 loan from Bank of America, with the balance provided by capital contributions of the members. The acquisition closed and restaurant operations commenced on September 16, 2008.

The leases for the six leasehold estates, all in South Carolina, were assigned to the Company from different lessors. Two locations each are in Goose Creek and Summerville and one each is in North Charleston and Moncks Corner as follows: Goose Creek: 101 Red Bank Road; and 601 St. James Avenue; Summerville: 740 North Main Street; and 10012 Dorchester Road; North Charleston: 7440 Northwoods Boulevard; and Moncks Corner: 515 North Highway 52.

The Company is to continue in perpetuity, except it is to be dissolved as a result of the sale of all business operations or the sale of all or substantially all of its assets, in each of such cases upon the receipt of the consideration therefor in cash or the reduction to cash of non-cash consideration, or upon the occurrence of certain events as set forth in the operating agreement. (See Note 5B).

On December 26, 2011 the Company purchased the assets for a restaurant located at Sam Rittenberg Boulevard in Charleston, North Carolina from Wendcharles I, LLC, a related party. The Company also assumed the lease for the property. (See Note 4B).

In 2013 the Company purchased the assets for a restaurant located at 4892 Ashley Phosphate Road restaurant in North Charleston, North Carolina from Wendcharles I, LLC, a related party. The Company also assumed the lease for the property. (See Notes 4B and 6C).

The Company currently operates eight restaurants, all of which are leased. (See Note 4B).

(B)	Income Tax Basis of Accounting:

The Company is treated as a partnership for federal and South Carolina income tax purposes. The accompanying financial statements have been prepared on the basis of accounting used to prepare the Company’s federal partnership return. Such other comprehensive basis of accounting differs in certain respects from generally accepted accounting principles. Accordingly, the accompanying financial statements are not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles II, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 1—Summary of Significant Accounting Policies—(Continued):

(C)	Inventories:

Inventories represent food and supplies and are stated at cost.

(D)	Property, Equipment and Depreciation:

Property and equipment are stated at cost. Depreciation is provided by application of the straight-line method over depreciable lives as follows:

Land improvements	15 to 39 years
Leasehold improvements	15 to 39 years
Restaurant equipment	5 to 7 years

If it had qualifying property placed in service during the year, the Company has taken additional depreciation deductions in accordance with the federal government’s enactment of the Economic Stimulus Act of 2008, amended by the American Recovery and Reinvestment Act of 2009, the Small Business Jobs Act of 2010, and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010.

(E)	Goodwill:

Goodwill, representing the excess of the purchase price over the fair value of the assets acquired, is amortized over fifteen years.

(F)	Deferred Costs:

The Company capitalized the costs incurred in obtaining its financing and its leases. These costs are amortized over the life of the loan.

(G)	Income Taxes:

The Company was organized as a Limited Liability Company under the laws of South Carolina and is not subject to any federal or state income tax. For federal and South Carolina income tax purposes, the Company is treated as a partnership. Accordingly, each member is required to report on his federal and applicable state income tax return his distributive share of all items of income, gain, loss, deduction, credit and tax preference of the Company for any taxable year, whether or not any cash distribution has been or will be made to such member.

The Company’s tax returns are subject to examination by the Federal and State taxing authorities. The tax laws, rules and regulations governing these returns are complex, technical and subject to varying interpretations. If an examination required the Company to make adjustments, the profit or loss allocated to the members would be adjusted accordingly. Management believes the Company is no longer subject to tax examinations for the years prior to 2010.

Although income tax rules are used to determine the timing of the reporting of revenues and expenses, non-taxable revenues and non-deductible expenses are included in the determination of net income in the accompanying financial statements.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles II, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 1—Summary of Significant Accounting Policies—(Continued):

(H)	Fiscal Year:

The Company’s annual accounting period is a fiscal year ending on the last Sunday of December.

(I)	Cash:

The Company maintains its cash in various banks. The accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation, to a maximum of $250,000. At any time during the year, the cash balance may exceed $250,000.

(J)	Use of Estimates:

The preparation of financial statements in conformity with the income tax basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

(K)	Advertising:

The Company expenses all advertising costs when incurred.

(L)	Sales Tax:

The Company collects sales tax and remits to the state of South Carolina. The liability is reflected in taxes payable on the balance sheet.

Note 2—Property and Equipment

Property and equipment consist of the following:

	2014	2013
Construction in progress	$43,230	$0
Land improvements	292,060	256,229
Leasehold improvements	1,078,699	935,949
Restaurant equipment	1,692,438	1,510,570

Total	3,106,427	2,702,748
Less: Accumulated depreciation	2,169,608	1,880,401

Property and equipment, net	$936,819	$822,347

Note 3—Acquisition Debt

At the closing of the purchase transaction, the Company and its affiliate, Wendcharles I, LLC, jointly obtained a $3,500,000 loan from Bank of America, with interest at a floating rate, initially equal to the thirty-day adjusted LIBOR plus 250 basis points for the period commencing on the closing date until four quarterly financial reports have been submitted and reviewed in accordance with the loan agreement and, thereafter, equal to the thirty day adjusted LIBOR plus a margin based on the funded debt to earnings before interest, taxes depreciation and amortization (“EBITDA”) ratio. Based on the relative values of the leasehold interests acquired, $1,800,000 and $1,700,000, representing 51% and 49%, respectively, of the total principal amount, were recorded on the books of the Company and its affiliate, although they are jointly and severally liable for the loan.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles II, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 3—Acquisition Debt—(Continued):

Beginning on November 1, 2008 and ending on August 1, 2015, monthly payments of interest and principal were due in an amount sufficient to amortize the loan over 13.5 years. The loan was repaid in 2013.

In June 2013 the Company borrowed $400,000 from M&T Bank to repay the remaining balance on the Bank of America acquisition loan. Repayment terms are $6,780 per month plus interest at an initial rate of 3% for 60 months. The loan was repaid in 2014.

In October 2011 the Company borrowed $50,000 from M&T Bank for restaurant equipment. Repayment terms are monthly payments of $1,388 plus interest at 3.24% for 36 months. The loan was repaid in 2014.

In August and October 2012 the Company borrowed two $180,000 notes from Wendcapital LLC for renovations. Each note has a repayment term of $1,757 per month which includes interest at 6%. Each loan matures on August 1, 2024. Additional interest may be charged if certain performance based sales are realized. (See Note 6C).

The future annual principal payments are as follows:

2015	$24,237
2016	25,732
2017	27,320
2018	29,006
2019	30,795
Thereafter	172,542

$309,632

In April 2014 the Company borrowed $180,000 from Wendcapital II, LLC a related party. Repayment terms are $1,998 per month which includes interest at a rate of 6% for 120 months. Additional interest may be charged if certain sales performance goals are met. (See Note 6C).

The future annual principal payments are as follows:

2015	$14,101
2016	14,970
2017	15,894
2018	16,874
2019	17,915
Thereafter	91,304

Total	$171,058

In June 2014 the Company borrowed $87,720 form M&T Bank for equipment. Repayment terms are $2,597 per month which includes interest at a rate of 4% for 36 months.

The future annual principal payments are as follows:

2015	$28,747
2016	32,513
2017	10,301

Total	$71,561

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles II, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 4—Commitments and Contingencies

(A)	Franchise Agreement Commitments:

The Company is the franchisee for the eight Wendy’s restaurants it owns and operates. The franchise agreements obligate the Company to pay to Wendy’s International a monthly royalty equal to 4% of the gross sales of each restaurant, or $250, whichever is greater. The Company must also pay to Wendy’s National Advertising Program 3.25% of the gross sales and spend not less than .75% of the gross sales of each restaurant for local and regional advertising.

(B)	Minimum Operating Lease Commitments:

The lease for the restaurant located at 101 Red Bank Road in Goose Creek has a primary term that expires on November 30, 2032 and includes two five-year renewal options. The annual rent for the lease is $96,000. In addition the Company is required to pay percentage rent equal to 10% of gross sales in excess of $1,150,000.

The lease for the restaurant located at 740 North Main Street in Summerville had a primary term that expired on June 20, 2004. The current term expires on June 20, 2019 and includes one remaining five-year renewal options. The annual rent is $67,628 for all terms of the lease.

The lease for the restaurant located at 10012 Dorchester Road in Summerville had a primary term that expired on April 30, 1995. The current term expires on April 30, 2020. The current annual rent for the lease is $56,012 through April 30, 2015. At that time and on each five year anniversary thereafter, annual rent will be increased by the previous year’s annual rent multiplied by 8%. In addition the company is required to pay percentage rent equal to 6% of gross sales in excess of base rent.

The lease for the restaurant located at 7440 Northwoods Blvd in North Charleston has a primary term that expires on November 8, 2020 and includes two ten year renewal options. The current annual rent for the lease is $123,237 through November 30, 2015. At that time and on each five year anniversary thereafter, annual rent will be increased by the previous year’s annual rent multiplied by 5%. In addition the Company is required to pay percentage rent equal to 6% of gross sales in excess of base rent.

The lease for the restaurant located at 601 St. James Avenue in Goose Creek has a primary term that expires on March 31, 2025 and includes two five-year renewal options. The current annual rent for the lease is $109,901 through March 31, 2015. At that time and on each April 1 thereafter, annual rent will be increased by the previous year’s annual rent multiplied by 1%.

The lease for the restaurant located at 515 North Highway 52 in Moncks Corner has a primary term that expires on November 30, 2025 and includes two five-year renewal options. The current annual rent for the lease is $132,742. On each December 1 thereafter, annual rent will be increased by the previous year’s annual rent multiplied by 1.5%.

The lease for the restaurant located at 1721 Sam Rittenberg Boulevard in Charleston has a primary term that expires on November 6, 2021 and includes two five-year renewal options. The annual rent is $76,920. In addition the Company is required to pay percentage rent equal to 7% of gross sales.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles II, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 4—Commitments and Contingencies—(Continued):

(B)	Minimum Operating Lease Commitments—continued:

The lease for the restaurant located at 4892 Ashley Phosphate Road in North Charleston has a primary term that expires on March 31, 2025 and includes two five year renewal options. The current annual rent is $103,977 through April 1, 2015. At that time and every one year anniversary thereafter, annual rent will be increased by the previous year’s annual rent multiplied by 1%.

The Company is required to pay all realty taxes, insurance, routine maintenance and common charges for the above leases.

Rent expense was $877,436 in 2014 and $828,754 in 2013 including percentage rent of $106,241 in 2014 and $95,737 in 2013.

Future annual minimum rentals are as follows:

2015	$771,590
2016	783,697
2017	787,878
2018	792,111
2019	760,723
Thereafter	3,608,313

$7,504,312

(C)	Financial and Operational Advisory Services Agreement:

The Company has a financial and operational advisory services agreement with three of its corporate officers. The agreement provides for these officers to: Consult with and advise the Company on applicable financial and/or operational matters and if required by the Company’s debt, lease or franchise agreements, to which they are signatories, to remain ready, willing and able to maintain such status for the benefit of the Company, except where such guarantees are not needed; and remain able to provide such additional personal guarantees as, within their sole discretion, may reasonably be necessary to maintain the business of the Company. The initial term expires December 2011, and is automatically renewable annually thereafter, as long as the Company remains in business. The agreement also provides for the reimbursement of reasonable expenses incurred by the individuals in fulfilling their duties. (See Note 6A).

Financial and operating advisory services fees totaled $19,200 in 2014 and $19,200 in 2013.

Note 5—Capitalization and Operating Agreement

(A)	Capitalization:

The Company’s initial capitalization consisted of 800 units, of which 42 and 32 were sold to two managing members at $100 per unit, or $7,400 in the aggregate, and 64 units were sold to the third managing member at $156 per unit, or $10,000 in the aggregate. Of the remaining 646 units, 83 were sold at $100 per unit, or $8,300 in the aggregate, and 579 units were sold at per unit contributions of $2,300 totaling $1,331,700. All contributions totaled $1,357,400. (See Note 5B).

In March of 2013 the Company issued 795 additional units, of which 731 were sold to the members at $2,000 per unit, or $1,462,000 in the aggregate. 64 units were issued to its President at no cost.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles II, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 5—Capitalization and Operating Agreement—(Continued):

(B)	Operating Agreement:

All purchasers of membership interests are parties to the Company’s operating agreement which provides for the capitalization and operation of the Company, distributions to members and transfers of interests. Members’ consents representing 75% of all membership interests are required for the following actions: Change in the operating agreement; voluntary dissolution; sale or exchange of substantially all assets; merger or consolidation; incurrence of debt or refinancing other than in the ordinary course of business or in connection with entering new or unrelated businesses; and removal of a manager, for cause. Members are not required to make up negative capital accounts.

Distributions either from cash flow generated by operations or capital transactions (as defined) other than capital contributions are made at the sole discretion of the managers, acting unanimously. Managers are elected by the members. Outside liens against membership interests are prohibited. For permitted transfers of membership interests, book value is equal to assets less liabilities using the income tax method/accrual basis of accounting, except for transfers involving the interest owned by the Company’s President, in which case a special valuation adjustment is required through August 2013.

Members wishing to sell their interests shall submit their request in writing, together with appropriate documentation setting forth the terms of such sale, to the managing members, who within thirty days and at their sole discretion, shall approve or disapprove of such sale. If not approved, the managing members within fourteen additional days may elect to have the Company purchase the offered units at the stated terms. Such action by the managing members is to be by simple majority. If the managing members determine that the offered interests are not to be redeemed by the Company, then the interests shall be offered to the remaining members of the Company, pro-rata at the same offered terms, who will have 14 additional days to purchase the offered shares. If the interests are not purchased by the members, then they may be sold to the third-party purchaser at the offered terms, but the purchaser must become bound by the terms of the operating agreement. Membership interests may also be transferred to family members or trusts or by reason of death or incompetence.

In the event of a termination of a member’s interest by death, retirement, resignation, expulsion, bankruptcy, incompetence, or in the case of a member that is not a natural person—dissolution, the Company must be dissolved unless it is continued by the consent of all the remaining members. Non-consenting members are deemed to offer and authorized representatives or trustees of deceased or bankrupt members may offer the applicable membership interest, first to the Company, and then to the consenting (continuing) members. In such case, the offered interests must be purchased by either the Company or one or more of the consenting members. Such purchases, unless made by the Company, are to be made pro-rata to the existing interests of purchasing members, unless they agree otherwise or there is only one purchasing member.

In any event, all offered interests of non-consenting members or by the estate, trustee, etc. of deceased or bankrupt members, etc. must be purchased by the Company or one or more consenting members or the Company must be dissolved and liquidated.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles II, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 6—Related Party Transactions

(A)	Financial and Operating Advisory Service Fees:

The Company paid two of its three managing members and a third individual a total of $19,200 in 2014 and $19,200 in 2013 pursuant to a financial and operational advisory services agreement. (See Note 4C).

(B)	Other:

In March 2009 the Company redeemed one member’s .13% membership interest for $500.

In January 2010 the Company redeemed one member’s ..13% membership interest for $1,500.

In December 2011 the Company redeemed one member’s .13% membership interest for $1,500.

In March 2013 the Company redeemed one member’s .13% membership interest for $3,300.

In April 2013 the Company redeemed one member’s .13% membership interest for $2,000.

In April 2014 the Company redeemed one member’s .13% membership interest for $2,500.

(C)	The Company, Wendcapital, LLC, Wendcapital II, LLC and Wendcharles I, LLC have certain common equity interests; however, they are not under common control.

Note 7—Pension Plan

The Company maintains a qualified cash or deferred compensation plan under section 401(K) of the Internal Revenue Code for all full-time employees meeting certain service requirements. Under the plan, employees may elect to defer up to (15%) of their salary, subject to Internal Revenue Service limits. A discretionary matching contribution may be made by the Company and added to each participant’s account. Company contributions for the plan amounted to $5 for 2014 and $13 for 2013.

Note 8—Subsequent Event

Subsequent events have been evaluated through the date the financial statements were issued, as reflected on the independent accountants’ review report.

See independent accountants’ review report.